UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Cinedigm Corp.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

 (Title of Class of Securities)

172406100

 (CUSIP Number)

April 29, 2015

 Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 172406 10 0	13G	Page 2 of 12

1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PEAK6 Capital Management LLC 36-4172640
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 16,491,446*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 16,491,446*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,491,446*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%*
12.		TYPE OF REPORTING PERSON BD

* Represents shares issuable, and resulting percentage ownership, in the event that PEAK6 Capital Management, LLC converts its holdings of the Issuer’s convertible notes.

CUSIP NO. 172406 10 0	13G	Page 3 of 12

1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PEAK6 Investments, L.P. 36-4166492
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 16,491,446*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 16,491,446*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,491,446*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%*
12.		TYPE OF REPORTING PERSON HC

* Represents shares issuable, and resulting percentage ownership, in the event that PEAK6 Capital Management, LLC converts its holdings of the Issuer’s convertible notes.

CUSIP NO. 172406 10 0	13G	Page 4 of 12

1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ALEPH6 LLC 36-4166488
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 16,491,446*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 16,491,446*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,491,446*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%*
12.		TYPE OF REPORTING PERSON HC

* Represents shares issuable, and resulting percentage ownership, in the event that PEAK6 Capital Management, LLC converts its holdings of the Issuer’s convertible notes.

CUSIP NO. 172406 10 0	13G	Page 5 of 12

1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Hulsizer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 16,491,446*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 16,491,446*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,491,446*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%*
12.		TYPE OF REPORTING PERSON IN

* Represents shares issuable, and resulting percentage ownership, in the event that PEAK6 Capital Management, LLC converts its holdings of the Issuer’s convertible notes.

CUSIP NO. 172406 10 0	13G	Page 6 of 12

1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer Just
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 16,491,446*
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 16,491,446*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,491,446*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%*
12.		TYPE OF REPORTING PERSON IN

* Represents shares issuable, and resulting percentage ownership, in the event that PEAK6 Capital Management, LLC converts its holdings of the Issuer’s convertible notes.

CUSIP NO. 172406 10 0	13G	Page 7 of 12

Item 1(a)	Name of Issuer: Cinedigm Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 902 Broadway, 9th Floor New York, NY 10010

Item 2(a)	Name of Person Filing PEAK6 Capital Management LLC PEAK6 Investments, L.P. AELPH6 LLC Matthew Hulsizer Jennifer Just

Item 2(b)	Address of Principal Business Office 141 W. Jackson Blvd., Suite 500 Chicago, IL 60604

Item 2(c)	Citizenship PEAK6 Capital Management LLC – Delaware PEAK6 Investments, L.P. – Delaware AELPH6 LLC – Delaware Matthew Hulsizer – U.S. Citizen Jennifer Just – U.S. Citizen

2(d)	Title of Class of Securities: Class A Common Stock

2(e)	CUSIP Number: 172406100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

CUSIP NO. 172406 10 0	13G	Page 8 of 12

(a)	[ X]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
    If this statement is filed pursuant to Rule 13d-1(c), check this box: []

Item 4	Ownership:

(a)	Amount beneficially owned:

PEAK6 Capital Management LLC has the potential voting and dispositive power over 16,491,446 shares of the Class A common stock upon the conversion of its interest in the Issuer’s 5.5% Convertible Senior Notes due 2035 (the “Notes”). Section 13.03 of the Note Indenture filed by the Company in its 8-K filing on April 29, 2015 limits the common stock ownership upon conversion to less than 5% as defined in Treasury Regulation Section 1.382-2T(g)(1).

PEAK6 Capital Management is owned by PEAK6 Investments, L.P., which is primarily owned by ALEPH6 LLC. Matthew Hulsizer and Jennifer Just own and control ALEPH6 LLC.

(b)	Percent of Class:

17.6% assuming that the 5% ownership limitation provided in the indenture governing the Notes does not apply, the entire Note holdings are converted and no other Note holder converts into Class A shares of the Issuer. The percentage is calculated by dividing the (i) the 16,491,446 shares of Class A commons stock

CUSIP NO. 172406 10 0	13G	Page 9 of 12

17.6% assuming that the 5% ownership limitation provided in the indenture governing the Notes does not apply, the entire Note holdings are converted and no other Note holder converts into Class A shares of the Issuer. The percentage is calculated by dividing the (i) the 16,491,446 shares of Class A commons stockinitially issuable upon conversion of the Notes by (ii) the 76,953,223 shares outstanding on February 10, 2015 as reported on the Issuer’s Form 10-Q filed February 12, 2015 plus the 16,491,446 shares of the common stock issuable upon conversion of the Notes.

(c)           Number of shares as to which such person has:

(i)          sole power to dispose or to direct the disposition of:

0

(ii)           shared power to vote or to direct the vote:

PEAK6 Capital Management LLC, PEAK6 Investments, L.P., ALEPH6 LLC, Matthew Hulsizer and Jennifer Just have shared power to vote or direct the vote of 16,491,446 shares of the Class A common stock upon the conversion of their interest in the Notes. Section 13.03 of the Note Indenture filed by the Company in its 8-K filing on April 29, 2015 limits the common stock ownership upon conversion to less than 5% as defined in Treasury Regulation Section 1.382-2T(g)(1).

(iii)           sole power to dispose or to direct the disposition of:

0

(iv)           shared power to dispose or to direct the disposition of:

PEAK6 Capital Management LLC, PEAK6 Investments, L.P., ALEPH6 LLC, Matthew Hulsizer and Jennifer Just have shared power to dispose of or direct the disposition of 16,491,446 shares of the Class A common stock upon the conversion of their interest in the Notes. Section 13.03 of the Note Indenture filed by the Company in its 8-K filing on April 29, 2015 limits the common stock ownership upon conversion to less than 5% as defined in Treasury Regulation Section 1.382-2T(g)(1).

CUSIP NO. 172406 10 0	13G	Page 10 of 12

Item 5	Ownership of Five Percent or Less of a Class:

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

PEAK6 Capital Management LLC

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 172406 10 0	13G	Page 11 of 12

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of May, 2015

Peak6 Capital Management LLC
By:	/s/ Gary S. Loffredo
Name: Gary S. Loffredo
Title: Attorney-in-Fact

Peak6 Investments, L.P.
By:	/s/ Gary S. Loffredo
Name: Gary S. Loffredo
Title: Attorney-in-Fact

ALEPH6 LLC
By:	/s/ Gary S. Loffredo
Name: Gary S. Loffredo
Title: Attorney-in-Fact
Matthew Hulsizer
/s/ Gary S. Loffredo
Name: Gary S. Loffredo
Title: Attorney-in-Fact

Jennifer Just
/s/ Gary S. Loffredo
Name: Gary S. Loffredo
Title: Attorney-in-Fact

CUSIP NO. 172406 10 0	13G	Page 12 of 12

INDEX TO EXHIBITS

Exhibit No.	Exhibit
24.1	Power of Attorney
24.2	Power of Attorney
99.1	Joint Filing Agreement